June 6, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Duke Realty Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 1-09044

Dear Mr. Gordon:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated May 8, 2012 (the “Comment Letter”) related to the Company’s 2011 Annual Report on Form 10-K (the “2011 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission and is also delivering a copy of the submission to your attention via courier.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2. Properties

Property Descriptions, page 14

1. In future Exchange Act periodic reports, please provide average effective annual rental per square foot and supplement your disclosure in footnote 1 to the table on page 16 to discuss the landlord allowances in greater detail. Explain whether these allowances specifically take into account tenant concessions, such as free rent periods and, if not, quantify how concessions would impact the presented figures.

Response:

Annual net effective rents, as included on pages 14 and 15 of our 2011 Form 10-K, represent total average annual cash base rental payments from tenants, with the averages computed over the term from the beginning to the end of each specific lease (i.e. GAAP straight-line rent). Because the average is based on cash rents over the entire term of each lease, average annual rental payments are adjusted for free rent periods. There is no effect given to other landlord concessions (moving allowances, etc), aside from free/straight-line rent, as all other concessions are insignificant.

The cash base rental payments used in computing average effective rental rates per square foot exclude payments received from tenants for reimbursement of real estate taxes and operating expenses, regardless of whether such payments are included in the lease agreement as a fixed monthly amount or billed based on actual or estimated amounts.

We will clarify our definition of annual net effective rents in our next Form 10-K, wherever the term is used, as follows:

“Represents the average annual cash base rental payments, on a straight-line basis, from tenants in occupancy as of December 31, 2012, excluding additional amounts paid by tenants as reimbursement for operating expenses and real estate taxes as well as percentage rents.”

In our next Form 10-K, we will also disclose annual net effective rent per square foot for each of our primary markets, in total, as well as in total for each of our product types.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Year in Review, page 21

2. In future Exchange Act periodic reports, please revise to define net effective rents.

Response:

As noted in our response to item #1 above, the definition of net effective rents will be clarified in future filings and that definition will be included in the filings wherever net effective rents are presented.

Changes in net effective rents resulting from increases or decreases in rental rates over time have not historically been a material driver or component of period-to-period changes in our overall operating performance. Rather, changes in occupancy and our portfolio composition, as the result of our repositioning activities, have been the major drivers of changes to net effective rents and overall operating results in recent periods. This is consistent with, and discussed in, our current disclosures.

Accordingly, we do not consider net effective rents, in isolation, to be a supplemental performance measure of significance that would merit inclusion in the “Year in Review” section of the Form 10-K. We consider Funds from Operations (“FFO”) to be the supplemental operating performance measure that is most significant to our company. As such, we have focused our discussion within the “Year in Review” section on FFO and the key drivers of changes in FFO such as occupancy and overall portfolio composition. To the extent we determine in the future that net effective rents is a more significant performance measure we will include disclosure to that effect within the Year in Review section.

Key Performance Indicators, page 24

General

3. In future Exchange Act periodic reports, please disclose your net operating income. Please also disclose how you determine the properties that fall within the “same property” pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

Response:

We believe the indicators (occupancy, lease expiration and renewals, acquisitions, dispositions and future development) included in the Key Performance Indicators section of our Exchange Act periodic reports constitute the key drivers of our operating results whereas net operating income (“NOI”) is a supplemental performance measure used to evaluate operating results. Although we do compute NOI from our rental operations as a supplemental measure by which to analyze our operating results, we do not consider it to be our primary measure used to evaluate operating performance. Rather, we utilize FFO as the primary measure and, as such, have consistently disclosed FFO rather than NOI in our segment footnote (page 81 of our 2011 Form 10-K). As we already present two different operating performance measures in our Exchange Act filings (GAAP net income and FFO), we believe a third performance measure (NOI) could be excessive or confusing and as such, we have not disclosed NOI in any of our Exchange Act filings.

We believe that presenting NOI as a Key Performance Indicator, which would be a third measure of operating performance, could be misleading to the users of our financial statements in understanding our operating results. The differences between NOI and our two primary operating performance measures are significant. For example, excluding straight-line rents from rental revenues could potentially result in the disclosure of misleading volatility as cash rents are dependent on the timing of free rent periods. Additionally, including intercompany rents, which are eliminated for GAAP purposes but are included in our internal computation of NOI, in a key performance measure would be inconsistent with our consolidation and basis of presentation policies and would otherwise detract from our primary performance measures that are already disclosed.

While “same property” NOI is another supplemental performance measure that we track, we do not believe it to be appropriate to include for users’ analysis of our period-to-period results of operations for the reasons stated above. In addition, because of (i) the diversity in practice in the method of computing “same property” NOI within our industry, (ii) our concerns that certain non-GAAP elements included in our definition of NOI may be misleading in analyzing our financial results in the M,D&A section of our periodic filings and (iii) because the overall impact on our financial results due to changes in our “same property” pool is not significant, we have not historically disclosed “same property” NOI in our periodic filings.

We believe that the narrative descriptions provided in the Results of Operations portion of our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“M,D&A”) section of our periodic filings, when read in conjunction with the operational data disclosed within the Key Performance Indicators section (lease renewal rates, with associated increases or declines in net effective rental rates, as well as occupancy), provides an adequate level of disclosure to allow users to understand changes in rental and related revenues, rental expenses and real estate taxes.

Key Performance Indicators, page 24

4. We note your disclosure of in-service portfolio occupancy. In future Exchange Act periodic reports, please accompany this disclosure with in-service average rent trends, as adjusted for leasing incentives.

Response:

We have not historically tracked and do not believe we currently have the ability to accurately track and compare the rental rates for our new second generation leases (first and second generation leases are defined on page 40 of our 2011 Form 10-K) to the rental rates from previous leases of the same space. When leases expire and the space is leased to a new tenant, such space will often be reconfigured by either (i) subdividing a previously leased block of space into multiple smaller leases or (ii) combining space previously leased to individually smaller tenants with other contiguous vacant spaces in order to lease larger blocks of space. Thus, in many cases, it is not possible to achieve an “apples-to-apples” comparison between the rental rate on a newly executed second generation lease and the rental rate in place from previously leased space.

Finally, differing levels of tenant improvement investment within specific leases can drive changes in individual rental rates from previous leases for the same space and thus distort comparability.

On page 25 of our 2011 Form 10-K, we disclose the percentage increase or decrease in net effective rental rates on our lease renewals. These renewals are consistent in terms of the type of space being leased, so we believe this is the most objective and meaningful comparison of in-service average rent trends.

Lease Expiration and Renewals, page 24

5. In future Exchange Act periodic reports, please expand your discussion of your leasing activity for the period reported, including disclosure on new leases, renewed leases, tenant improvement costs, and leasing commissions. Please provide such disclosure on a square footage basis.

Response:

In future filings, we will include disclosure of leasing activity of all new and renewal leases on a square footage basis along with the related tenant improvements and leasing commissions for all renewal leases as well as all new second generation leases.

6. We note that you have a material amount of lease expirations for each of 2012, 2013, 2014, and 2015. In future Exchange Act periodic reports, to the extent known by management, please include disclosure that addresses the relationship between rents on leases expiring in the current year and current market rents for this space.

Response:

We have previously attempted to evaluate the relationship between our in-place rents and current market rents. However, we have found information on “market rents” to be difficult to obtain, highly subjective, and often not directly comparable to our properties. Market and sub-market lease data that we obtain from brokers in many of our markets, for what may appear to be a similar building, is often not directly comparable to our properties due to different interior build-outs as well as other landlord allowances that our competitors may be providing that we are not aware of but that affect quoted market rates. We believe that, in general, the most objective data that can be used to compare the relationships between rents on leases to expire in the near term, on the one hand, and current market rent, on the other hand, is the change in net effective rents for our own recently completed renewals, which have been historically disclosed in our Exchange Act filings. We will, however, add disclosure in our future periodic Exchange Act periodic filings highlighting the aforementioned reasons why we do not disclose current “market” rental information other than our own renewal information.

Acquisitions, page 25

7. We note that you acquired 108 properties and disposed of 23 properties between 2010 and 2011 in connection with your repositioning strategy. In future Exchange Act periodic reports, please discuss any material trends related to these transactions, such as yields on acquisitions/dispositions, target yields on future acquisitions, and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes. Please also provide such disclosure by different property types, to the extent material.

Response:

As a point of clarification, we acquired 217 properties and disposed of 155 properties between 2010 and 2011. Our decision process in determining whether or not to acquire a target property or portfolio involves several factors, including expected rent growth, multiple yield metrics, property locations, future expected economic and demographic growth in each location, current occupancy of the target properties, tenant profile(s) and remaining terms of the in-place leases in the target properties. The availability of potential acquisitions is also very fluid. We pursue both brokered and non-brokered acquisition opportunities and it is difficult to predict which markets and product types may present acquisition opportunities. Because of the numerous factors considered in our acquisition decisions, we do not establish specific target yields for future acquisitions.

We will add further disclosure in future Exchange Act periodic filings highlighting the criteria we consider in making acquisition decisions. We will also include disclosure, by product type, regarding in-place yields of completed acquisitions and dispositions with appropriate definitions related to how those in-place yields are calculated.

Critical Accounting Policies

Cost Capitalization, page 35

8. We note that you capitalize or defer payroll and other operating costs in conjunction with the development and leasing of properties. Please tell us, and disclose in future Exchange Act periodic reports where significant, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, and an analysis of significant fluctuations from year to year.

Response:

As noted on page 29 of our 2011 Form 10-K we do not capitalize any portion of our General and Administrative costs related to general corporate expenses. Our pool of overhead costs that could potentially be capitalized includes salaries and related benefit costs (such as payroll taxes, medical benefits, incentive compensation) as well as other indirect costs (such as information technology costs and travel). Below is a summary of such overhead costs as well as the amount and percentage of such amounts capitalized to development and leasing activities.

(in millions)	2011*	2010	2009*	2008	2007
Total Salaries and Related	$135.2	$130.4	$137.0	$144.9	$152.0
Other Indirect Costs	$41.4	$40.5	$43.4	$54.6	$56.5
Total Overhead Costs	$176.6	$170.9	$180.4	$199.5	$208.5
Total Overhead Costs Capitalized to Development	$11.4	$10.7	$20.3	$41.9	$49.7
Total Overhead Costs Capitalized to Leasing	$28.2	$26.9	$24.9	$31.2	$40.2
General and Administrative Expense	$43.1	$41.3	$47.9	$39.5	$37.7
Percentage of Overhead Costs Capitalized	22.4%	22.0%	25.1%	36.6%	43.1%
* Total overhead costs and General and Administrative Expense includes $3.4 million and $9.6 million of severance costs in 2011 and 2009, respectively, related to overhead reductions to respond to decreases in development and leasing volume.

As can be ascertained from the decreases in our total overhead costs since 2007, we have a history of consistently instituting measures such as staff reductions and other cost cutting measures in order to maintain a total overhead “pool” that aligns with our development and leasing volume and to control overall General and Administrative expense such that fluctuations are relatively insignificant.

In future Exchange Act periodic reports, we will disclose our practice of adjusting overall overhead to match changes in the volume of various aspects of our business, such as development and leasing, thus minimizing fluctuations in our General and Administrative expenses, and we will also disclose the overall percentage of our total overhead costs that are capitalized.

9. In future Exchange Act periodic reports, please include a sensitivity analysis that shows the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Response:

If our development activities had been reduced by 10% during 2011 without a corresponding decrease in indirect project costs, we would have recognized an additional $1.1 million in general and administrative expenses. However, because of our demonstrated history of adjusting our overhead cost pool as development activities decrease as noted in item #8 above, we believe that disclosure of the requested sensitivity analysis in our future Exchange Act periodic reports may be misleading to the users of our financial statements.

Liquidity and Capital Resources

Sources of Liquidity, page 38

10. In future periodic filings, with respect to your at-the-market program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Response:

At December 31, 2011, we had not yet sold any shares pursuant to our at-the-market program. We will make the above disclosures in all future periodic filings.

As requested in your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6065.

Sincerely,

/s/ Christie B. Kelly
Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation